SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                    Under The Securities Exchange Act of 1934

                          Date of Report: July 21, 2005
                         Commission File Number: 1-13064

                           NOVA Chemicals Corporation
           1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  |_|                                      Form 40-F  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes  |_|                                           No  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes  |_|                                           No  |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  |_|                                           No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .
                                   --------

A copy of the Registrant's:

(a) Interim financial statements for the second quarter, three months ended June 30, 2005.

is furnished herewith and is incorporated by reference into the following Registration Statements:

          Registration Statement on Form S-8 #33-47673
          Registration Statement on Form S-8 #333-520
          Registration Statement on Form S-8 #333-9076
          Registration Statement on Form S-8 #333-9078
          Registration Statement on Form S-8 #33-86218
          Registration Statement on Form S-8 #33-77308
          Registration Statement on Form S-8 #333-11280
          Registration Statement on Form S-8 #333-12910
          Registration Statement on Form S-8 #333-101793
          Registration Statement on Form S-8 #333-109424
          Registration Statement on Form F-9 #333-13824

A copy of the Registrant's:

       (b)  section 302 certification of principal executive officer;

       (c)  section 302 certification of principal financial officer;

       (d) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

       (e) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350 are furnished herewith.

Controls and Procedures

     (a) Evaluation of disclosure controls and procedures. Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of June 30, 2005, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     (b) Changes in internal controls. There were no changes in our internal control over financial reporting that occurred during our fiscal quarter ended June 30, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    NOVA Chemicals Corporation


                                    /s/ Jack S. Mustoe
                                    --------------------------------------------
                                    Jack S. Mustoe
                                    Senior Vice-President Legal, General Counsel
                                    and Corporate Secretary


July 21, 2005

                                    EXHIBITS
                                    --------

Attached hereto is:

     (a) the interim financial statements of NOVA Chemicals Corporation for the second quarter, three months ended June 30, 2005;

     (b)  section 302 certification of principal executive officer;

     (c)  section 302 certification of principal financial officer;

     (d) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

     (e) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350.

                                                                     Exhibit (a)


                    NOVA Chemicals: Second Quarter Results;
        Industry Inventory Correction and Unusual Events Impact Earnings

    PITTSBURGH--(BUSINESS WIRE)--July 21, 2005--All financial information is in U.S. dollars unless otherwise indicated.
    NOVA Chemicals Corporation (NOVA Chemicals) (NYSE:NCX)(TSX:NCX) reported a net loss of $25 million ($0.29 per share loss diluted) for the second quarter of 2005.
    Included in the second quarter loss are three unusual events totaling $39 million after-tax ($0.47 per share loss diluted):

    --  April 16 Corunna power outage: $20 million

    -- June 21 Joffre ethane interruption: $4 million of an estimated $20 to $25 million total impact

    --  Unusual non-cash insurance charge: $15 million

    The total net loss compares to net income of $94 million ($1.06 per share diluted) in the first quarter of 2005, and net income of $27 million ($0.30 per share diluted) in the second quarter of 2004.
    "It is pretty clear our industry was impacted by a large global inventory correction during the second quarter as customers consumed much more of our products than they purchased," said Jeff Lipton, NOVA Chemicals' President and CEO. "We saw a number of positive signs in June indicating that customers were again buying to meet their full production needs, and we expect the third quarter to begin a return to stronger business conditions for our industry and NOVA Chemicals."

    Second Quarter Snapshot

    Olefins/Polyolefins:

    --  Net income of $45 million in Q2 of 2005 compares to $112 million in Q1 2005

    -- Polyethylene prices were 11% lower and volumes 4% lower, while co-product volumes were 8% lower

    -- The Corunna, Ontario flexi-cracker experienced an unexpected power outage on April 16. The Joffre, Alberta site is experiencing reduced ethane feed due to severe weather damage on June 21 at third-party ethane plants. The total cost of these uncontrollable events was $24 million after-tax.

    Styrenics:

    -- Net loss of $76 million in Q2 versus a net loss of $21 million in Q1 2005

    -- Benzene feedstock costs negatively impacted reported results by $27 million

    -- Styrene monomer spot prices fell by 25% and polymer volumes declined 6%

    -- Polymer prices in Europe were down 6% versus Q1 due to weak demand, especially in construction markets where demand fell by more than 20%

    Corporate:

    -- Cash flow from operations was $134 million contributing to a $216 million cash position at quarter-end

    -- The company incurred an unusual non-cash charge of $15 million after-tax related to NOVA Chemicals' share of anticipated incremental future payments required to meet losses in the insurance pools in which it participates

    NOVA Chemicals will host a conference call today, Thursday, July 21, 2005, for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to join this call in "listen only" mode. The dial-in number for this call is (416) 405-9328. The replay number is (416) 695-5800 (Reservation No. 3099748). The live call is also available on the Internet at www.vcall.com. Contacts: Investor Relations - Chris Bezaire (412) 490-5070; Media Relations - Greg Wilkinson (412) 490-4166

NOVA Chemicals Highlights
(unaudited; millions of U.S. dollars except per share amounts and as noted)
                              ----------------------- ----------------
                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2005    2005    2004     2005    2004
                              ------- ------- ------- -------- -------
Net income (loss)(1)
  Olefins/Polyolefins            $45    $112     $58     $157     $90
  Styrenics                      (76)    (21)    (24)     (97)    (46)
  Corporate and other(2)           6       3      (7)       9     (10)
                              ------- ------- ------- -------- -------
Net income (loss)               $(25)    $94     $27      $69     $34
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------

Earnings (loss) per common share
  - basic                     $(0.29)  $1.12   $0.31    $0.84   $0.39
  - diluted                   $(0.29)  $1.06   $0.30    $0.82   $0.38

Weighted-average common shares
outstanding (millions)(3)(4)
  - basic                         82      83      88       83      87
  - diluted                       82      90      97       90      89

Revenue                       $1,329  $1,488  $1,238   $2,817  $2,364
EBITDA(5)                        $75    $242    $153     $317    $274

Depreciation and amortization    $74     $72     $77     $146    $157
Funds from operations            $41    $155    $121     $196    $208
Capital expenditures (net)      $115     $73     $39     $188     $82
Average capital employed(6)   $3,354  $3,393  $3,190   $3,373  $3,197
After-tax return (loss) on
 capital employed(7)           (0.5)%   13.3%    5.8%     6.4%    4.7%
Return (loss) on average
 common equity(8)              (7.2)%   26.4%    8.7%     9.9%    5.4%

(1) On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards, which require our preferred shares to be classified as debt. Accordingly, any dividends associated with these preferred shares were reclassified to interest expense and allocated to our two businesses, Olefins/Polyolefins and Styrenics. All prior periods have been restated.
(2) See table on page 11 for a description of all corporate items.
(3) Weighted-average number of common shares outstanding during the period used to calculate the earnings (loss) per share. See page 18, Note 5 for more information.
(4) No dilution occurred for earnings (loss) per share in the second quarter of 2005 since stock options and the retractable preferred shares would have been anti-dilutive.
(5) Net income before income taxes, other gains and losses, interest expense and depreciation and amortization. See Consolidated Statement of Net Income (Loss) and Reinvested Earnings on page 14 and Supplemental Measures on page 10.
(6) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates. See Supplemental Measures on page 10.
(7) After-tax return (loss) on capital employed equals NOVA Chemicals' net income (loss) plus after-tax interest expense (annualized) divided by average capital employed. See Supplemental Measures on page 10.
(8) Return (loss) on average common equity equals annualized net income (loss) divided by average common equity.


OLEFINS/POLYOLEFINS BUSINESS
Financial Highlights
(unaudited; millions of U.S. dollars except as noted)

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2005    2005    2004     2005    2004
                              ------- ------- ------- -------- -------
Revenue(1)                      $851    $958    $785   $1,809  $1,494
Operating income                 $85    $186    $109     $271    $174
Depreciation and amortization     42      41      48       83      99
                              ------- ------- ------- -------- -------
EBITDA(2)                       $127    $227    $157     $354    $273
Net income                       $45    $112     $58     $157     $90
Capital expenditures (net)       $62     $46     $12     $108     $35
Average capital employed(3)   $2,000  $2,050  $1,854   $2,025  $1,872
After-tax return on capital
 employed(4)                    11.1%   23.8%   14.6%    17.5%   12.0%

(1) Before intersegment eliminations.
(2) Net income before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures on page 10.
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(4) After-tax return on capital employed equals net income plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights

Average Benchmark Prices(1)
(U.S. dollars per pound, unless otherwise noted)

                               Three Month Average   Six Month Average
                             ----------------------- -----------------
                             June 30 Mar. 31 June 30 June 30  June 30
                              2005    2005    2004     2005     2004
                             ------- ------- ------- -------- --------
Ethylene(2)                   $0.38   $0.42   $0.31    $0.40    $0.31
Polyethylene - linear low-
 density butene liner(3)      $0.51   $0.58   $0.45    $0.55    $0.45
Polyethylene - weighted-
 average benchmark(4)         $0.55   $0.62   $0.46    $0.59    $0.46
NYMEX natural gas (dollars
 per mmBTU)(5)                $6.80   $6.32   $5.97    $6.56    $5.83
WTI crude oil (dollars per
 barrel)(6)                  $53.17  $49.84  $38.32   $51.51   $36.73

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast
    (USGC) Net Transaction Price.
(3) Source: Townsend Polymer Services Information (TPSI).
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: NYMEX Henry Hub 3-Day Average Close.
(6) Source: NYMEX WTI daily spot-settled price average for calendar month.


Polyethylene Sales Volumes
(millions of pounds)            Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2005    2005    2004     2005    2004
                              ------- ------- ------- -------- -------
NOVAPOL(R)
  Linear low-density
   polyethylene                  279     310     329      589     633
  Low-density polyethylene        69      65      76      134     150
  High-density polyethylene      100      98     109      198     217
SCLAIR(R)
  Linear low-density and high-
   density polyethylene           94      92     108      186     240
Advanced SCLAIRTECH(TM)
  Linear low-density and high-
   density polyethylene          183     190     202      373     375
                              ------- ------- ------- -------- -------
Total                            725     755     824    1,480   1,615
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------

-----
NOVAPOL(R) is a registered trademark of NOVA Brands Ltd.;
 authorized use.
SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere;
 authorized use.
Advanced SCLAIRTECH(TM) is a trademark of NOVA Chemicals.


    Review of Operations
    Olefins/Polyolefins

    Second Quarter 2005

    The Olefins/Polyolefins business reported net income of $45 million in the second quarter of 2005, compared to net income of $112 million in the first quarter of 2005. Ethylene and polyethylene sales were down as customers worked off their accumulated inventories. Co-product sales volumes were down 8%, primarily due to the Corunna power outage. Average co-product pricing was neutral as lower chemical co-product prices (i.e. propylene and benzene) offset higher energy co-product prices.
    The power outage at the Corunna, Ontario flexi-cracker and the ethane feedstock interruption to the Joffre, Alberta site resulted in a total of approximately $24 million lower earnings in the quarter, due to lost sales and maintenance costs.

    Feedstocks and Ethylene

    NOVA Chemicals' ethylene prices declined 5% from the first quarter, while USGC contract ethylene prices declined 8% from the first quarter. The USGC contract price fell to 37 cents per pound in June.
    The average price of WTI crude oil was up 7% to $53.17 per barrel and the average price of NYMEX natural gas was up 8% to $6.80 per mmBTU in the second quarter.
    NOVA Chemicals' ethane-based crackers at Joffre, Alberta had a cash-cost advantage that averaged approximately 6 cents per pound for the quarter over typical ethane-based USGC ethylene plants.

    Polyethylene

    NOVA Chemicals' total polyethylene sales volumes for the second quarter were down 4% from first quarter sales volume, impacted by demand reduction and plant outages. As reported by the American Plastics Council (APC), industry reported second quarter operating rates were reduced to 89% in North America versus 95% in the first quarter. NOVA Chemicals' North American volumes were down 7% compared to the first quarter, and international volumes were up 11% at 126 million pounds. International sales represented 17% of NOVA Chemicals' total polyethylene sales volume this quarter.
    Second quarter weighted-average benchmark polyethylene prices were down about 7 cents per pound from the first quarter of 2005. NOVA Chemicals' polyethylene inventories were down from 23 days on March 31, 2005 to 18 days of sales on June 30, 2005.
    NOVA Chemicals announced a price increase of 6 cents per pound in North America, effective July 1 and an additional 6 cents per pound increase effective Aug. 1.

    Advanced SCLAIRTECH(TM) Technology Polyethylene

    NOVA Chemicals sold 183 million pounds of Advanced SCLAIRTECH polyethylene in the second quarter of 2005. Sales of Performance Products, including new rotational molding and thin-wall injection molding products were at 50% of plant capacity for the quarter for the first time.

    Second Quarter 2005 versus Second Quarter 2004

    Net income of $45 million in the second quarter of 2005 was lower than the net income of $58 million in the second quarter of 2004. As reported by APC, industry operating rates for polyethylene in North America were 89% in the second quarter of 2005 versus 92% in the second quarter of 2004. Effective industry operating rates for ethylene in the United States, as reported by CMAI, were 94% for the second quarter of 2005, down from 97% in the second quarter of 2004.
    Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information on page 12.



STYRENICS BUSINESS

Financial Highlights
(unaudited; millions of U.S. dollars except as noted)

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                                2005    2005    2004    2005    2004
                              ------- ------- ------- -------- -------
Revenue(1)                      $540    $607    $518   $1,147    $992
Operating loss                  $(97)   $(20)   $(20)   $(117)   $(39)
Depreciation and amortization     32      31      29       63      58
                              ------- ------- ------- -------- -------
EBITDA(2)                       $(65)    $11      $9     $(54)    $19
Net loss                        $(76)   $(21)   $(24)    $(97)   $(46)
Capital expenditures (net)       $53     $27     $27      $80     $47
Average capital employed(3)   $1,420  $1,441  $1,351   $1,431  $1,347
After-tax loss on capital
 employed(4)                  (18.6)%  (3.4)%  (4.2)%  (11.0)%  (3.9)%

(1) Before intersegment eliminations.
(2) Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures on page 10.
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(4) After-tax return on capital employed equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights

Average Benchmark Prices(1)
(U.S. dollars per pound, unless otherwise noted)
                               Three Month Average   Six Month Average
                             ----------------------- -----------------
                             June 30 Mar. 31 June 30 June 30  June 30
                               2005    2005   2004     2005     2004
                             ------- ------- ------- -------- --------
Styrene monomer(2)            $0.61   $0.64   $0.53    $0.63    $0.50
Polystyrene - weighted-
 average benchmark(3)         $0.79   $0.80   $0.65    $0.80    $0.62
Benzene (dollars per
 gallon)(2)                   $3.06   $3.17   $2.41    $3.11    $2.31

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market. A 10 cents per gallon change in the cost of benzene generally results in about a 1 cent per pound change in the variable cost of producing styrene monomer.
(3) Benchmark prices weighted according to NOVA Chemicals' polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes styrenic performance products. Source for benchmark prices: CMAI.

Styrenics Sales Volumes
(millions of pounds)            Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2005    2005    2004     2005    2004
                              ------- ------- ------- -------- -------
Styrene monomer(1)               396     427     407      823     841
Solid and expandable
 polystyrene                     493     532     563    1,025   1,118
Other styrenic polymers
 (including DYLARK(R) resins)     56      55      66      111     123
                              ------- ------- ------- -------- -------
Total                            945   1,014   1,036    1,959   2,082
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------
(1) Third-party sales only.

----------
DYLARK(R) is a registered trademark of NOVA Chemicals Inc.


    Review of Operations
    Styrenics

    Second Quarter 2005

    The Styrenics business reported a net loss of $76 million in the second quarter of 2005, compared to a net loss of $21 million after-tax in the first quarter of 2005. The most significant single factor impacting second quarter results was the $27 million increase in benzene costs. This occurred during a period when competitors were experiencing sharply lower benzene prices and slack demand which combined to move market prices down. With approximately 45 days of inventory, NOVA Chemicals' FIFO accounting prevented its benzene cost from tracking styrene prices as directly as North American peers that use LIFO accounting. Compared to the first quarter, NOVA Chemicals' FIFO flow-through cost of benzene increased 14% versus a decrease of 3% according to the LIFO method. Styrene prices fell 5% from the first to second quarter. In addition, polymer volumes were down 6% on generally weak demand.

    Styrene Monomer

    Styrene monomer margins declined in the second quarter as prices fell 3 cents per pound and NOVA Chemicals' costs rose 4.5 cents per pound. Benchmark benzene prices fell dramatically from $3.75 per gallon in March to $2.30 per gallon in June. The second quarter average benzene price fell the equivalent of 16 cents per pound of styrene from the first quarter. During this period, the North American market contract price for styrene fell 18 cents per pound.
    The USGC second quarter average spot price for styrene was 49 cents per pound, down from the first quarter average price of 52 cents per pound. European contract styrene fell significantly from April to June, while spot prices in Europe dropped to 38 cents per pound, essentially cash cost of production late in the quarter.
    Third-party styrene monomer sales volume was down approximately 7% from the first quarter due to weak polymer demand and very weak export demand to Asia.
    Effective July 1, 2005, NOVA Chemicals announced a price increase of 8 cents per pound for styrene monomer in North America.

    Solid Polystyrene (SPS)

    North American solid polystyrene volume was down about 10% as customers drew down their inventory levels. European volume was up
2% from the first quarter. North American SPS volumes represented 60% of total NOVA Chemicals SPS sales volumes.
    North American and European SPS prices fell with the market price of styrene. The weighted-average North American SPS benchmark price declined by 1 cent per pound from the first quarter. European prices declined by 4 cents per pound.
    NOVA Chemicals announced a price increase of 5 cents per pound in North America, effective July 1 and an additional 5 cents per pound increase effective Aug. 1.
    NOVA Chemicals announced a price increase of 8 cents per pound in Europe, effective July 1.

    Expandable Polystyrene (EPS)

    North American EPS volumes increased 10% with seasonally improved demand. European volumes declined 19% with weak demand, particularly in the construction market. North American EPS volumes represented 35% of total NOVA Chemicals EPS sales volumes.
    North American EPS prices were up slightly from the first quarter. In Europe, EPS prices fell 6%, which was more than the decline in styrene feedstock prices, due to weak demand and price competition.
    NOVA Chemicals announced a price increase of 6 cents per pound in North America for modified EPS products and 4 cents per pound for standard EPS, effective August 1.
    NOVA Chemicals announced a price increase of 8 cents per pound in Europe, effective July 1.

    Second Quarter 2005 versus Second Quarter 2004

    The Styrenics business had a net loss of $76 million in the second quarter of 2005, compared to a net loss of $24 million in the second quarter of 2004. The increased cost of major feedstocks (27% increase in benzene, 22% increase in ethylene) more than offset price increases (22% polymers, 15% styrene monomer).

    NOVA Innovene Joint Venture in Europe

    On July 1, the European Union Competition Authority approved the proposed NOVA Innovene joint venture which merges the European styrenic polymers businesses of NOVA Chemicals and Innovene. The new 50:50 JV has its management team in place and plans to commence operations in September 2005.

    NOVIDESA Joint Venture in Mexico

    On July 15, NOVA Chemicals announced it had reached an agreement in principle to form a 50:50 JV with GRUPO IDESA to be called NOVIDESA. The new JV will be formed by a cashless transaction and is expected to commence operation in September 2005. The venture will market high value expandable polystyrene for applications such as construction and packaging.
    Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information on page 12.



Liquidity and Capital Resources
Capitalization
(unaudited, millions of U.S. dollars except as noted)

                                               June 30 Mar. 31 Dec. 31
                                                 2005    2005    2004
                                               ------- ------- -------
Current debt (1)                                 $400    $100    $100
Long-term debt (2)(3)                           1,309   1,612   1,614
Less: cash and cash equivalents                  (216)   (227)   (245)
      restricted cash                             (65)    (65)    (65)
                                               ------- ------- -------
Total debt net of cash and cash equivalents,
 and restricted cash                            1,428   1,420   1,404

Total common shareholders'
 equity (4)(5)(6)(7)(8)                         1,338   1,431   1,493
                                               ------- ------- -------

Total capitalization (9)                       $2,766  $2,851  $2,897
                                               ------- ------- -------
                                               ------- ------- -------

(1) A total of $100 million of 7%, 10-year notes are due in September 2005 and $300 million of 7% medium term notes are due in May 2006.
(2) On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards, which require our preferred shares to be classified as debt. Prior periods have been restated accordingly. Maturity dates for NOVA Chemicals' current and long-term debt range from September 2005 to August 2028. The 2005 maturities total $100 million.
(3) A total of 8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement. Using the June 30, 2005 common share price, the maximum number of common shares that could be issued is approximately 6.6 million shares.
(4) Common shares outstanding on July 15, 2005 were 82,316,438
    (June 30, 2005 - 82,316,338; Mar. 31, 2005 - 82,295,802; Dec. 31,
    2004 - 84,268,293).
(5) A total of 5,233,460 stock options were outstanding to officers and employees on July 15, 2005 and 5,235,960 were outstanding on June 30, 2005 to purchase common shares of NOVA Chemicals. A total of 2,687,326 common shares were reserved but unallocated at June 30, 2005. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(6) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(7) In April 2005, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.
(8) For the three months ended June 30, 2005, a total of 20,536 shares were issued upon the exercise of stock options.
(9) Total capitalization reflects shareholders' equity and total debt net of cash and cash equivalents and restricted cash (see Supplemental Measures on page 10).


Senior Debt Ratings (1)
                                             Senior Unsecured Debt
                                          ----------------------------
  DBRS                                         BBB (low) (stable)
  Fitch Ratings                                   BB+ (stable)
  Moody's                                         Ba2 (stable)
  Standard & Poor's                               BB+ (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.


Coverage Ratios                                 Three Months Ended
                                             -------------------------
                                             June 30 Mar. 31  Dec. 31
                                              2005     2005     2004
                                             ------- -------- --------
Net debt to total capitalization (1)           51.6%    49.8%    48.5%
Interest coverage on long-term debt (2)         4.6x     5.3x     4.0x
Net tangible asset coverage on long-term
 debt (3)                                       1.8x     1.8x     1.9x

(1) See Supplemental Measures on page 10.
(2) Interest coverage on long-term debt is equal to net income before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(3) Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred-tax assets) less liabilities
    (excluding long-term debt) divided by long-term debt.


Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash.

(unaudited, millions of U.S.
 dollars)                          Three Months Ended Six Months Ended
                                     June 30, 2005     June 30, 2005
                                   ------------------ ----------------
Operating income                                  $1             $171
Add back - depreciation and
 amortization                                     74              146
                                   ------------------ ----------------
EBITDA (1)                                        75              317
Interest                                         (27)             (52)
Current tax expense and other                     (7)             (69)
                                   ------------------ ----------------
Funds from operations                             41              196
  Operating working capital
   decrease                                       93               34
                                   ------------------ ----------------
Cash from operations                             134              230

Tax-related settlement                             -              108
Capital expenditures                            (115)            (188)
Turnaround costs, long-term
 investments and other assets                    (23)             (40)
Dividends paid                                    (6)             (13)
Common shares issued for stock options             -               11
Common shares repurchased                          -             (125)
Options retired for cash                           -              (10)
Foreign exchange and other                         2                3
                                   ------------------ ----------------
Total change in cash and debt                    $(8)            $(24)
                                   ------------------ ----------------
                                   ------------------ ----------------
Decrease in cash and cash
 equivalents                                    $(11)            $(29)
Decrease in debt                                   3                5
                                   ------------------ ----------------
Total change in cash and cash
 equivalents and debt                            $(8)            $(24)
                                   ------------------ ----------------
                                   ------------------ ----------------

(1) Net income before income taxes, other gains and losses, interest expense and depreciation and amortization. See Consolidated
    Statement of Net Income (Loss) and Reinvested Earnings on page 14 and Supplemental Measures on page 10.


    NOVA Chemicals' net debt to total capitalization ratio was 51.6% at June 30, 2005. Cash on hand at the end of the second quarter was $216 million, down from $227 million at the end of the first quarter.
    NOVA Chemicals' funds from operations were $41 million for the second quarter of 2005, down from $155 million in the first quarter, primarily due to lower prices and lower sales volumes as well as unusual events that negatively impacted the second quarter.
    Operating working capital decreased by $93 million in the second quarter of 2005 compared to a $59 million increase in the first quarter of 2005. This decline was related to lower sales levels, lower-cost feedstocks, lower inventory and receivable levels.
    NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). See Supplemental Measures on page 10. CFCT measures working capital from operations in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps to determine which portion of changes in working capital results from factors other than price movements. CFCT was 34 days as of June 30, 2005 compared to 39 days as of March 31, 2005. This decrease was due primarily to lower days sales outstanding of receivables.
    Capital expenditures were $115 million in the second quarter of 2005, compared to $73 million in the first quarter and $36 million in the second quarter of 2004 (after third-party project advances in the 2004 period). The increase is primarily related to the Corunna ethylene plant modernization project and the Bayport expansion project.
    Selling, general and administrative expenses (SG&A) declined by $29 million from the first quarter. SG&A was also down $46 million from the second quarter of 2004. This second quarter decline was primarily due to a reduction in our stock-based compensation expense.

    Financing

    During the quarter, NOVA Chemicals successfully re-negotiated our revolving credit facility. The facility was increased from $300 million to $375 million and the maturity was extended from March 2007 to June 2010. In addition, certain covenants were amended as follows:


Covenant          Previous Requirements     Current Requirements
----------------- ------------------------- --------------------------
Interest Coverage 2X                        2X
                                            when debt to cap ratio
                                             greater than 40%
----------------- ------------------------- --------------------------
Equity            Minimum $1 billion plus   Minimum $1.25 billion plus
                   50% of positive earnings  50% of positive earnings
----------------- ------------------------- --------------------------
Net Debt to       Maximum 55%               Maximum 55%
 Capitalization
----------------- ------------------------- --------------------------
Distribution test Debt to cap less than 50% Eliminated
----------------- ------------------------- --------------------------


    NOVA Chemicals continues to comply with all financial covenants under the facility. As of July 15, 2005, NOVA Chemicals utilized $52 million of the revolving credit facility in the form of operating letters of credit.
    Additionally, NOVA Chemicals was successful in extending the maturity on its accounts receivable securitization program to June 2010. As of June 30, 2005, $243 million was sold under this program compared to $280 million as of Mar. 31, 2005.
    In September 2005, $100 million of 7%, 10-year notes will mature. In May 2006, $300 million of 7% medium-term notes will also mature.

    FIFO Impact

    NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because we use FIFO, a portion of the first quarter feedstock purchases flowed through the income statement in the second quarter. March benzene prices were $3.75 per gallon decreasing to $2.30 per gallon in June. March NYMEX natural gas pricing was lower than June pricing by $0.02 per mmBTU while crude oil increased from $54.63 per barrel in March to $56.42 per barrel in June. We estimate that net income would have been about $23 million higher in the second quarter had NOVA Chemicals used the LIFO method of accounting.
    We estimate that net income in the first quarter would have been about $16 million lower had NOVA Chemicals used the LIFO method of accounting. See Variance by Cause on page 13.

    Feedstock Derivative Positions

    NOVA Chemicals maintains a derivatives program to manage risk associated with feedstock purchases. The after-tax gain from natural gas, benzene and crude oil positions realized in the second quarter of 2005 was $8 million after-tax compared to a $3 million after-tax gain in the first quarter.
    In addition, NOVA Chemicals is required to record on its balance sheet the market value of any outstanding feedstock positions that do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of derivatives is recorded through earnings each period. The mark-to-market impact in the second quarter for our outstanding feedstock derivative portfolio was a $9 million after-tax loss compared to no impact in the first quarter. Most of this $9 million mark-to-market loss was the result of realizing the gain reflected in the above paragraph.

    Supplemental Measures

    In addition to providing measures in accordance with Canadian Generally Accepted Accounting Practices (GAAP), NOVA Chemicals presents certain supplemental measures. These are EBITDA (defined on the following page), average capital employed (defined on page 2), CFCT (defined on page 9), and after-tax return on capital employed (defined on page 2). It also includes net debt to total capitalization (see page 8), with net debt and total capitalization defined to be net of cash and cash equivalents, as well as restricted cash in accordance with the debt covenants for its $375 million revolving credit facility. It also includes net income (loss) from the businesses (see page 1) defined to be the total net income or loss from the Olefins/Polyolefins and Styrenics businesses, which equals NOVA Chemicals' net income less net income from equity investments and corporate and other items. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

    EBITDA

    This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income (Loss) and Reinvested Earnings by adding back income taxes, interest expense, other gains and losses, and depreciation and amortization. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

    Corporate and Other

    A listing of after-tax corporate and other items for the periods presented is as follows:


                                Three Months Ended    Six Months Ended
(unaudited, millions of U.S. June 30  Mar. 31 June 30 June 30  June 30
 dollars)                      2005    2005    2004     2005     2004
                             -------- ------- ------- -------- -------
Stock-based compensation and
 profit sharing(1)
  Profit sharing accrual         $(3)    $(3)     $-      $(6)     $-
  Stock-based compensation
   accrual                        (4)     (4)     (1)      (8)     (2)
  Stock-based compensation
   mark-to-market adjustment      28      10      (6)      38      (4)
  Plan amendments                  -       -       -        -      (4)
  Unusual non-cash insurance
   charge(2)                     (15)      -       -      (15)      -
                             -------- ------- ------- -------- -------
                                  $6      $3     $(7)      $9    $(10)
                             -------- ------- ------- -------- -------
                             -------- ------- ------- -------- -------

(1) NOVA Chemicals has two cash settled stock-based incentive compensation plans that are marked-to-market with changes in the value of the common stock price. The NYSE market price on June 30, 2005, was $30.56 U.S. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets. The calculation of stock-based compensation and profit sharing expense each quarter is dependent upon a number of variables. One variable is NOVA Chemicals' common share price. During the second quarter of 2005, the share price fell by $12.39 U.S. thereby reducing our liability under the stock-based compensation programs. Accordingly, a $28 million after-tax benefit was recorded in earnings during the quarter. We are also required to record an expense for our estimate of profit sharing and stock-based compensation earned by employees during the quarter. We accrue profit sharing expense based upon our estimate of profits for the year. This resulted in an after-tax expense of $3 million in the quarter. We accrue stock-based compensation expense over the vesting periods in which employees earn the units. The amount of expense is also impacted by the number of units redeemed during the quarter and the price at which they are redeemed. The after-tax amount of stock-based compensation expense in the second quarter of 2005 related to these items was $4 million. In the first quarter of 2004 the stock-based compensation plan was amended to price equity appreciation units using NYSE values.
(2) NOVA Chemicals accrued a non-cash expense of $15 million after-tax related to its share of estimated incremental costs in the insurance pools in which it participates. NOVA Chemicals is one of many participants in OIL and sEnergy - two mutual insurance companies formed to insure against catastrophic risks. Due to recent losses incurred by OIL and sEnergy that are related to participants other than NOVA Chemicals, the company will be required to pay higher future premiums.


    NOVA Chemicals' share price on the New York Stock Exchange (NYSE) declined to U.S. $30.56 at June 30, 2005 from U.S. $42.95 at March 31, 2005. NOVA Chemicals' share value declined 29% for the quarter ending June 30, 2005 on the NYSE and the Toronto Stock Exchange (TSX), while peer chemical companies' share values declined 8% on average and the S&P Chemicals Index decreased 9%. The S&P/TSX Composite Index was up 3% and the S&P 500 was up 1% in the second quarter. As of July 15, 2005, NOVA Chemicals' share price was U.S. $33.75, up 10% from June 30, 2005. The S&P Chemicals Index was up 3% in the same period.
    In the second quarter, approximately 47% of trading in NOVA Chemicals' shares took place on the TSX and 53% of trading took place in the U.S.


Second Quarter Trading
 Volumes                    Millions of Shares % of Float % of Trading
---------------------------------------------- ---------- ------------
Toronto Stock Exchange                   35.0         43           47
Consolidated U.S. Trading
 Volumes                                 40.1         49           53
                            ------------------ ---------- ------------
Total                                    75.1         92          100
                            ------------------ ---------- ------------
                            ------------------ ---------- ------------


                         INVESTOR INFORMATION

For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com.

Contact Information
Phone:     (403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet:  www.novachemicals.com
E-Mail:    invest@novachem.com

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada  T2P 5C6

If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at
publications@novachem.com.

We file additional information relating to NOVA Chemicals, including our Annual Information Form (AIF), with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml

Transfer Agent and Registrar
CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400/1-800-387-0825
Fax:   (403) 264-2100
Internet: www.cibcmellon.ca
E-Mail: inquiries@cibcmellon.ca

Share Information

NOVA Chemicals' trading symbol on the New York and Toronto Stock
Exchanges is NCX. On the TSX, NOVA Chemicals is listed and traded in both Canadian and U.S. dollars. The U.S. dollar trading symbol on the TSX is NCX.U.


    Forward-Looking Information

    The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.
    Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.



                                          Q2 2005     First Six Months
                                       Compared with   2005 Compared
                                      ---------------  With First Six
                                      Q1 2005 Q2 2004   Months 2004
                                      ------- ------- ----------------
(Lower) higher net unit margins        $(173)   $(70)             $73
Lower sales volumes                      (23)    (53)             (85)
                                      ------- ------- ----------------
Lower gross margin (1)                  (196)   (123)             (12)
Higher research and development            -      (1)              (1)
Lower selling, general and
 administrative                           29      46               56
(Higher) lower depreciation and
 amortization                             (2)      3               11
(Higher) lower interest expense           (2)     (2)               2
Lower other gains and losses               -      (3)              (1)
Lower (higher) income tax expense
 (Note 4 to the Financial Statements)     52      28              (20)
                                      ------- ------- ----------------
Increase (decrease) in net income      $(119)   $(52)             $35
                                      ------- ------- ----------------
                                      ------- ------- ----------------

(1) Revenue less feedstock and operating costs.


VARIANCE BY CAUSE - NET INCOME (LOSS)
(unaudited, millions of U.S. dollars, all amounts are after-tax)

Q1 2005 Net Income                               $94

 Margin erosion assuming LIFO based
  accounting                            $(43)
 Additional margin erosion under FIFO
  based accounting                       (39)    (82)
                                      -------

   Corunna power outage - April 16,
    2005                                 (20)
   Joffre ethane interruption - June
    21, 2005                              (4)
   Non-cash unusual charge - insurance
    accrual                              (15)    (39)
                                      -------

   Stock-based compensation                       18
   Income tax rate mix                            (8)
   Lower licensing revenue                        (5)
   Depreciation and interest                      (3)

                                              -------
Q2 2005 Net Loss                                $(25)
                                              -------
                                              -------


    Due to the unscheduled plant outages and the unusual insurance charge in the second quarter of 2005, as well as the significant difference between FIFO and LIFO based accounting, the above table is provided to describe the variance of net income (loss) from quarter to quarter. Versus its competitors, NOVA Chemicals will show lower margins in the second quarter because it uses FIFO accounting and feedstock prices dropped from March to June. In the first quarter of 2005, when feedstock costs were rising, the reverse was true. The overall quarter-to-quarter change approximates $39 million, and has the affect of nearly doubling the impact of margin erosion reported by NOVA Chemicals from the first quarter to the second quarter.
    The power outage at the Corunna, Ontario flexi-cracker and the ethane feedstock interruption to the Joffre, Alberta site resulted in a total of approximately $24 million lower earnings in the quarter, due to lost sales and maintenance costs. In addition, the company incurred an unusual non-cash charge of $15 million after-tax related to NOVA Chemicals' share of anticipated incremental future costs in the insurance pools in which it participates.
    The mark-to-market impact of our stock-based compensation plan was $18 million greater in the second quarter than in the first quarter.
    There was an $8 million impact due to our lower tax recovery on losses in second quarter versus the rate NOVA Chemicals paid in first quarter. Because a higher portion of the losses in second quarter took place in Europe, the tax recovery rate was only 10% versus the 35% tax expense rate it paid in first quarter. A $5 million licensing payment was received in first quarter and there were no gains in second quarter. There was $3 million in higher depreciation and interest in second quarter versus first quarter as new assets were put into service.

FINANCIAL STATEMENTS

Consolidated Statement of Net Income (Loss) and Reinvested Earnings (unaudited, millions of U.S. dollars except per share amounts)

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2005    2005    2004     2005    2004
                              ------- ------- ------- -------- -------
Revenue                       $1,329  $1,488  $1,238   $2,817  $2,364
                              ------- ------- ------- -------- -------

Feedstock and operating costs  1,229   1,192   1,015    2,421   1,956
Research and development          12      12      11       24      23
Selling, general and
 administrative                   13      42      59       55     111
Depreciation and amortization     74      72      77      146     157
                              ------- ------- ------- -------- -------
                               1,328   1,318   1,162    2,646   2,247
                              ------- ------- ------- -------- -------
Operating income                   1     170      76      171     117
                              ------- ------- ------- -------- -------

Interest expense (net)
 (Note 3)                        (27)    (25)    (25)     (52)    (54)
Other gains and losses             -       -       3        -       1
                              ------- ------- ------- -------- -------
                                 (27)    (25)    (22)     (52)    (53)
                              ------- ------- ------- -------- -------
Income (loss) before income
 taxes                           (26)    145      54      119      64
Income tax (expense) recovery
 (Note 4)                          1     (51)    (27)     (50)    (30)
                              ------- ------- ------- -------- -------
Net income (loss)               $(25)    $94     $27      $69     $34

Reinvested earnings, beginning
 of period                       608     633     577      633     584
  Change in accounting policy      -       -       -        -      (7)
  Common share dividends          (6)     (7)     (7)     (13)    (14)
  Common share repurchase          -    (107)      -     (107)      -
  Options retired for cash
   (net)                           -      (5)      -       (5)      -
                              ------- ------- ------- -------- -------
Reinvested earnings, end of
 period                         $577    $608    $597     $577    $597
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------
Earnings (loss) per share
 (Note 5)
  - basic                     $(0.29)  $1.12   $0.31    $0.84   $0.39
  - diluted                   $(0.29)  $1.06   $0.30    $0.82   $0.38


Summary Quarterly Financial Information

Refers to the Consolidated Statement of Net Income (Loss) and
 Reinvested Earnings.
(unaudited; millions of U.S. dollars, except per share amounts)

                                  Three Months Ended
                 -----------------------------------------------------
                     2005                2004                2003
                 ------------- ------------------------- -------------
                  June   Mar.   Dec.  Sept.  June  Mar.   Dec.  Sept.
                   30     31     31    30     30    31     31    30
                 ------------- ------------------------- -------------
Revenue          $1,329 1,488  $1,527 1,379 1,238 1,126  $1,041   967
Operating income
 (loss)              $1   170     $51    96    76    41      $3   (56)
Net income (loss)  $(25)   94    $162    56    27     7    $(15)  (65)
Net income (loss)
 per share
 - basic         $(0.29) 1.12   $1.91  0.64  0.31  0.08  $(0.18)(0.75)
 - diluted       $(0.29) 1.06   $1.78  0.60  0.30  0.08  $(0.18)(0.75)
Weighted-average
 common shares
 outstanding
 (millions)
 - basic           82.3  83.2    84.8  87.2  87.6  87.3    87.0  86.8
 - diluted         82.3  90.0    92.4  95.9  96.9  89.2    87.0  86.8

Notes to the Consolidated Financial Statements appear on pages 17 to 20.


Consolidated Balance Sheet
(unaudited, millions of U.S. dollars)      June 30, 2005 Dec. 31, 2004
                                           ------------- -------------
Assets
Current assets
  Cash and cash equivalents                        $216          $245
  Receivables                                       391           567
  Inventories                                       620           634
                                           ------------- -------------
                                                  1,227         1,446

Investments and other assets                        146           147
Plant, property and equipment, net                3,455         3,454
                                           ------------- -------------

                                                 $4,828       $ 5,047
                                           ------------- -------------
                                           ------------- -------------

Liabilities and Shareholders' Equity
Current liabilities
  Accounts payable and accrued liabilities         $826          $808
  Long-term debt due within one year                400           100
                                           ------------- -------------
                                                  1,226           908
Long-term debt (Note 1)                           1,309         1,614
Future income taxes                                 640           677
Deferred credits                                    315           355
                                           ------------- -------------
                                                  3,490         3,554
                                           ------------- -------------

Shareholders' equity
  Common equity
    Common shares                                   493           499
    Contributed surplus                              10             8
    Cumulative translation adjustment               258           353
    Reinvested earnings                             577           633
                                           ------------- -------------
                                                  1,338         1,493
                                           ------------- -------------
                                                 $4,828        $5,047
                                           ------------- -------------
                                           ------------- -------------

Notes to the Consolidated Financial Statements appear on pages 17 to 20.


Consolidated Statement of Cash Flows
(unaudited, millions of U.S. dollars)

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2005    2005    2004     2005    2004
                              ------- ------- ------- -------- -------
Operating activities
  Net income (loss)             $(25)    $94     $27      $69     $34
  Depreciation and
   amortization                   74      72      77      146     157
  Future income tax expense
   (recovery)                     (9)    (14)     19      (23)     16
  Other gains                      -       -      (3)       -      (1)
  Stock option expense             1       3       1        4       2
                              ------- ------- ------- -------- -------
  Funds from operations           41     155     121      196     208
  Changes in non-cash working
   capital                        93     (59)    (42)      34    (103)
                              ------- ------- ------- -------- -------
  Cash from operations           134      96      79      230     105
                              ------- ------- ------- -------- -------

Investing activities
  Proceeds on asset sales and
   other capital transactions      -       -       3        -       6
  Plant, property and
   equipment net additions      (115)    (73)    (39)    (188)    (82)
  Turnaround costs, long-term
   investments and other assets  (23)    (17)      1      (40)     (4)
  Changes in non-cash working
   capital                         -     108       -      108       -
                              ------- ------- ------- -------- -------
                                (138)     18     (35)    (120)    (80)
                              ------- ------- ------- -------- -------
Financing activities
  Long term debt additions         -       -       -        -     400
  Preferred securities
   redeemed                        -       -       -        -    (383)
  Common shares issued for
   stock options                   -      11       7       11      12
  Common share repurchases         -    (125)      -     (125)      -
  Options retired for cash         -     (10)      -      (10)      -
  Common share dividends          (6)     (7)     (7)     (13)    (14)
  Project advances from third
   parties                         -       -       3        -       6
  Changes in non-cash working
   capital                        (1)     (1)      2       (2)     (1)
                              ------- ------- ------- -------- -------
                                  (7)   (132)      5     (139)     20
                              ------- ------- ------- -------- -------

Increase (decrease) in cash
 and cash equivalents            (11)    (18)     49      (29)     45
Cash and cash equivalents,
 beginning of period             227     245     208      245     212
                              ------- ------- ------- -------- -------

Cash and cash equivalents, end
 of period                      $216    $227    $257     $216    $257
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------

Cash tax payments                $44      $9      $8      $53     $11
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------

Cash interest payments           $24     $38     $19      $62     $48
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------

Notes to the Consolidated Financial Statements appear on pages 17 to 20.


Notes to Consolidated Financial Statements
(unaudited, millions of U.S. dollars, except per share amounts unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated
Financial Statements. Accordingly, these interim Consolidated
Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2004. Certain comparative amounts have been reclassified to conform with the current period's presentation.

1. Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2004 on pages 75 to 79 of the 2004 Annual Report, except as noted below:

Accounting for Financial Instruments with Characteristics of Both
Liabilities and Equity

The CICA implemented new accounting standards, which harmonize accounting standards with U.S. GAAP for some types of mandatorily redeemable shares and other financial instruments. Beginning on Jan. 1, 2005, these instruments are required to be classified, on a retroactive basis, as liabilities rather than equity. As a result, NOVA Chemicals' preferred shares have been classified as debt. In addition, any dividends associated with these preferred shares have been reclassified to interest expense reducing net income by $2 million in the second quarter of 2005, $2 million in the first quarter of 2005 and $2 million in the second quarter of 2004. All prior periods have been restated.

2. Pensions and Other Post-Retirement Benefits
Components of Net Periodic Benefit Cost for Defined Benefit Plans(1)

                               Three Months Ended   Six Months Ended
                                     June 30             June 30
                               ------------------- -------------------
                                Pension    Other     Pension  Other
                               Benefits   Benefits  Benefits Benefits
                               --------- --------- --------- ---------
                               2005 2004 2005 2004 2005 2004 2005 2004
                               ---- ---- ---- ---- ---- ---- ---- ----
 Current service cost           $6   $6   $1   $1  $12  $12   $2   $2
 Interest cost on projected
  benefit obligations            9    8    1    1   18   16    2    2
 Actual return on plan assets   (9) (12)   -    -  (18) (23)   -    -
 Actuarial (gain) loss on
  accrued benefit obligations    -    6    -   (1)   -   13    -   (2)
                               ---- ---- ---- ---- ---- ---- ---- ----
 Costs arising in the period     6    8    2    1   12   18    4    2
 Differences between costs
  arising in the period and
  costs recognized in the
  period in respect of the
  long-term nature of employee
  future benefit costs:
      Return on plan assets      -    4    -    -    -    8    -    -
      Transition (asset)
       obligation               (1)  (1)   -    -   (2)  (3)   1    1
      Actuarial (gain) loss      2   (5)   -    1    4  (10)   1    2
      Past service and actual
       plan amendments           -    1    -    -    -    2    -    -
                               ---- ---- ---- ---- ---- ---- ---- ----
   Net defined benefit cost
    recognized                  $7   $7   $2   $2  $14  $15   $6   $5
                               ---- ---- ---- ---- ---- ---- ---- ----
                               ---- ---- ---- ---- ---- ---- ---- ----

(1) Certain prior year amounts have been restated to conform with the presentation adopted in 2004 due to new Canadian GAAP disclosure requirements.

The expected long-term rate of return on plan assets is 7.5% in 2005.

Employer Contributions

NOVA Chemicals contributed $6 million to its defined benefit pension plans and $2 million to its defined contribution plans in the second quarter of 2005 ($15 million and $4 million in the six months ended June 30, 2005).

3. Interest Expense

Components of Interest Expense
                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2005    2005    2004     2005    2004
                              ------- --------------- -------- -------
Interest on long-term debt       $28     $27     $25      $55     $53
Interest on securitizations
 and other                         3       1       1        4       4
                              ------- ------- ------- -------- -------
Gross interest expense            31      28      26       59      57
Interest capitalized during
 plant construction               (3)     (2)     (1)      (5)     (1)
Interest income                   (1)     (1)      -       (2)     (2)
                              ------- ------- ------- -------- -------
Interest expense (net)           $27     $25     $25      $52     $54
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------


4. Income Taxes
                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2005    2005    2004     2005    2004
                              ------- ------- ------- -------- -------
Income (loss) before income
 taxes                          $(26)   $145     $54     $119     $64
Statutory income tax rate      33.62%  33.62%  33.87%   33.62%  33.87%
                              ------- ------- ------- -------- -------
Computed income tax expense      $(9)    $49     $18      $40     $22
Increase (decrease) in taxes
 resulting from:
  Additional cost-of-service
   income taxes(1)                 -       -       2        -       4
  Foreign tax rates                6       1       4        7       4
  Income tax rate adjustment(2)    -       -       -        -      (7)
  Other                            2       1       3        3       7
                              ------- ------- ------- -------- -------
Income tax expense (recovery)    $(1)    $51     $27      $50     $30
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------

(1) Income taxes on the Joffre, Alberta second ethylene plant were recoverable from customers until June 30, 2004 and were recorded on the flow-through rather than liability method. Subsequent to June 30, 2004, income taxes are being recorded on the liability method.
(2) In the first quarter of 2004, the Alberta Government substantively enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $7 million. This one-time benefit has been recorded in the first quarter of 2004 through a reduction of income tax expense.


5.  Earnings (Loss) Per Share

(shares in millions)                  Three Months Ended
                         ---------------------------------------------
                             June 30        Mar. 31        June 30
                              2005            2005           2004
                         --------------- -------------- --------------
                          Basic  Diluted Basic  Diluted Basic  Diluted
Net income (loss)          $(25)   $(25)   $94     $94    $27     $27
Interest on convertible
 preferred shares             -       -      -       2      -       2
                         ------- ------- ------ ------- ------ -------
Net income (loss) for
  EPS calculation          $(25)   $(25)   $94     $96    $27     $29
                         ------- ------- ------ ------- ------ -------
                         ------- ------- ------ ------- ------ -------
Weighted-average common
 shares outstanding        82.3    82.3   83.2    83.2   87.6    87.6
Add back effect of
 dilutive securities:
   Stock options              -       -      -     2.5      -     2.0
   Retractable preferred
    shares                    -       -      -     4.3      -     7.3
                         ------- ------- ------ ------- ------ -------
Weighted-average common
 shares for EPS
 calculations              82.3    82.3   83.2    90.0   87.6    96.9
                         ------- ------- ------ ------- ------ -------
Earnings (loss) per
  common share           $(0.29) $(0.29) $1.12   $1.06  $0.31   $0.30
                         ------- ------- ------ ------- ------ -------
                         ------- ------- ------ ------- ------ -------


(shares in millions)                           Six Months Ended
                                         -----------------------------
                                            June 30        June 30
                                              2005           2004
                                         -------------- --------------
                                         Basic  Diluted Basic  Diluted
Net income (loss)                          $69     $69    $34     $34
Interest on convertible
 preferred shares                            -       4      -       -
                                         ------ ------- ------ -------
Net income (loss) for
  EPS calculation                          $69     $73    $34     $34
                                         ------ ------- ------ -------
                                         ------ ------- ------ -------
Weighted-average common
 shares outstanding                       82.8    82.8   87.5    87.5
Add back effect of
 dilutive securities:
   Stock options                             -     2.0      -     1.9
   Retractable preferred                     -              -       -
    shares                                         5.0
                                         ------ ------- ------ -------
Weighted-average common
 shares for EPS
 calculations                             82.8    89.8   87.5    89.4
                                         ------ ------- ------ -------
Earnings (loss) per
  common share                           $0.84   $0.82  $0.39   $0.38
                                         ------ ------- ------ -------
                                         ------ ------- ------ -------

8.5 million retractable preferred shares and 4.7 million stock options have been excluded from the computation of diluted earnings per share for the quarter ended June 30, 2005. As of June 30, 2005, the fully diluted share count was 82.3 million. No retractable preferred shares or options were excluded in the quarter ended March 31, 2005 or June 30, 2004. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. The retractable preferred shares are only dilutive if our earnings per share is greater than the preferred share dividend divided by the number of shares issued on conversion. At the second quarter average common share price and LIBOR rate, these shares become dilutive whenever earnings are greater than approximately $0.33 per share per quarter.


6.  Segmented Information

NOVA Chemicals operates its business under the following principal business segments:
                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2005    2005     2004    2005    2004
                              ------- ------- ------- -------- -------
Revenue
  Olefins/Polyolefins           $851    $958    $785   $1,809  $1,494
  Styrenics                      540     607     518    1,147     992
  Intersegment eliminations      (62)    (77)    (65)    (139)   (122)
                              ------- ------- ------- -------- -------
                              $1,329  $1,488  $1,238   $2,817  $2,364
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------
Operating income (loss)
  Olefins/Polyolefins            $85    $186    $109     $271    $174
  Styrenics                      (97)    (20)    (20)    (117)    (39)
  Corporate and other             13       4     (13)      17     (18)
                              ------- ------- ------- -------- -------
                                  $1    $170     $76     $171    $117
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------
Net income (loss)
  Olefins/Polyolefins            $45    $112     $58     $157     $90
  Styrenics                      (76)    (21)    (24)     (97)    (46)
  Corporate and other              6       3      (7)       9     (10)
                              ------- ------- ------- -------- -------
                                $(25)    $94     $27      $69     $34
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------


                                             June 30  Dec. 31
                                              2005     2004
                                             -------  -------
Assets
  Olefins/Polyolefins                        $2,452   $2,510
  Styrenics                                   1,953    2,018
  Corporate and other(1)                        423      519
                                             -------  -------
                                             $4,828   $5,047
                                             -------  -------
                                             -------  -------

(1) Amounts include all cash and cash equivalents.


7.  Reconciliation to United States Accounting Principles

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2005    2005    2004     2005    2004
                              ------- ------- ------- -------- -------
Net income (loss) in
 accordance with Canadian GAAP  $(25)    $94     $27      $69     $34
Add (deduct) adjustments for:
  Hedging and derivative
   activity (1)                    -      (2)      3       (2)      4
  Inventory costing (2)           (6)     (1)      -       (7)      2
  Start-up costs (3)               -       1       1        1      (2)
  Change in accounting
   policy (4)                      -       -       -        -      (7)
  Future income taxes              -       -       7        -       -
  Other                            1       -       -        1       -
                              ------- ------- ------- -------- -------
Net income (loss) in
 accordance with U.S. GAAP      $(30)    $92     $38      $62     $31
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------
Earnings (loss) per share -
 basic                        $(0.36)  $1.10   $0.44    $0.75   $0.36
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------
Earnings (loss) per share -
 diluted                      $(0.36)  $1.04   $0.43    $0.74   $0.35
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------


                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2005    2005    2004     2005    2004
                              ------- ------- ------- -------- -------
Comprehensive income (loss)(5)
Net income (loss) in
 accordance with U.S. GAAP      $(30)    $92     $38      $62     $31
 Cumulative translation
  adjustment(7)                  (63)    (32)    (36)     (95)    (61)
                              ------- ------- ------- -------- -------
Comprehensive income (loss) in
 accordance with U.S. GAAP      $(93)    $60      $2     $(33)   $(30)
                              ------- ------- ------- -------- -------
                              ------- ------- ------- -------- -------


                                                      Six Months Ended
                                                      ----------------
                                                      June 30  Dec 31
                                                        2005    2004
                                                      -------- -------
Accumulated other comprehensive income(5)
   Cumulative translation adjustment(7)                  $237    $332
   Minimum pension liability(6)                            (3)     (3)
                                                      -------- -------
                                                         $234    $329
                                                      -------- -------
                                                      -------- -------


                                                      June 30  Dec. 31
                                                        2005    2004
                                                      -------- -------
Balance sheet in accordance with U.S. GAAP
   Current assets (1),(2)                              $1,259  $1,482
   Investments and other assets (3),(6)                   142     139
   Plant, property and equipment, net                   3,433   3,429
   Current liabilities (1)                             (1,220)   (893)
   Long-term debt (1)                                  (1,317) (1,625)
   Deferred credits (1),(6)                              (954) (1,030)
                                                      -------- -------
   Common equity                                       $1,343  $1,502
                                                      -------- -------
                                                      -------- -------

(1) On Jan. 1, 2001, NOVA Chemicals adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that do not quality for preferential hedge accounting treatment must be adjusted to fair value through income. If the derivative does qualify, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item and reported in earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. On Jan. 1, 2004, NOVA Chemicals adopted a new Canadian GAAP guideline for recording the fair value of derivatives. This guidelines harmonizes Canadian and U.S. GAAP, however, due to the differing implementation dates, timing differences continue to exist.
(2) U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(3) U.S. GAAP requires that all costs (except interest on constructed assets) associated with start-up activities be expensed as incurred rather than deferred, as under Canadian GAAP.
(4) On Jan. 1, 2004, NOVA Chemicals adopted the CICA standard for expensing of stock options. This standard was also adopted for U.S. GAAP on that date. Under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP it is reflected as a charge or credit to reinvested earnings.
(5) U.S. GAAP requires the presentation of a separate statement of comprehensive income (loss) and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income (loss) includes certain changes in equity during the period that are not in net income.
(6) U.S. GAAP requires that an additional minimum pension liability be recorded through comprehensive income (loss) when the unfunded accumulated benefit obligation is greater than the accrued pension liability or if there is a prepaid pension asset.
(7) Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.


    CONTACT: NOVA Chemicals Corporation
             Investor Relations - Chris Bezaire, 412-490-5070
             Media Relations - Greg Wilkinson, 412-490-4166
             website: www.novachemicals.com

                                                                     Exhibit (b)

                                  CERTIFICATION

I, Jeffrey M. Lipton, certify that:

1.   I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




                                           /s/ Jeffrey M. Lipton
                                           -------------------------------------
                                           Jeffrey M. Lipton
July 21, 2005                              Chief Executive Officer
                                           (Principal Executive Officer)

                                                                     Exhibit (c)

                                  CERTIFICATION

I, Larry A. MacDonald, certify that:

1.   I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




                                           /s/ Larry A. MacDonald
                                           -------------------------------------
                                           Larry A. MacDonald
July 21, 2005                              Chief Financial Officer
                                           (Principal Financial Officer)

                                                                     EXHIBIT (d)

                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended June 30, 2005 (the "Report"), I, Jeffrey M. Lipton, Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.





                                           /s/ Jeffrey M. Lipton
                                           -------------------------------------
                                           Jeffrey M. Lipton
July 21, 2005                              Chief Executive Officer

                                                                     EXHIBIT (e)

                  CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended June 30, 2005 (the "Report"), I, Larry A. MacDonald, Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.





                                           /s/ Larry A. MacDonald
                                           -------------------------------------
                                           Larry A. MacDonald
July 21, 2005                              Chief Financial Officer